FORM 5 - ROSEL

             U.S. SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.   20549

       ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed pursuant to Section 16(a) of the Securities Exchange
Act of 1934, Section 17(a) of the Public Utility Holding Company
Act of 1935 or Section 30(f) of the Investment Company Act of
1940

___  Check here if  no longer subject to Section   16.
     Form 4 or Form 5 obligations may continue.
     See Instruction 1(b)
___  Form 3 Holdings Reported
___  Form 4 Transactions Reported

1.   Name and Address of Reporting Person:
          JAMES M. ROSEL
          1507 Falcon Ledge Drive
          Austin  TX   78746
2.   Issuer Name and Ticket or Trading Symbol
          ELECTROSOURCE, INC.      ELSI
3.   IRS or Social Security Number of Reporting Person (Voluntary)
          ###-##-####
4.   Statement for Month/Year
          Year-end 1998
5.   If Amendment, Date of Original (Month/Year)
          N/A
6.   Relationship of Reporting Person to Issuer (Mark all applicable)
     Yes   X   No ___    Director
     Yes ___   No ___    10% Owner
     Yes ___   No ___    Officer (give title below)
     Yes ___   No ___    Other (specify below)

 TABLE I -  Non-Derivative Securities Acquired, Disposed of, or
                       Beneficially Owned

1.   Title of Security (Instruction 3)
          Common Stock, $1.00 par value
2.   Transaction Date (Month/Day/Year)
          N/A
3.   Transaction Code (Instruction 8)
          N/A
4.   Securities Acquired (A) or Disposed of (D) (Instructions 3,
     4 and 5):
     A.   Amount:
     B.   Acquired (A)___     Disposed of (D)____
     C:   Price:
5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal Year (Instructions 3 and 4):
          100 shares
6.   Ownership Form:  Direct (D) or Indirect (I) (Instruction 4)
          Direct
7.   Nature of Indirect Beneficial Ownership (Instruction 4):
          N/A

   TABLE II - Derivative Securities Acquired, Disposed of, or
                       Beneficially Owned
 (e.g., puts, calls, warrants, options, convertible securities)

1.   Title of Derivative Security (Instruction 3)
          (1)  Stock Options to Purchase Common Stock, $1.00 par
     value
          (2)  Warrants to Purchase Common Stock, $1.00 par value
2.   Conversion or Exercise Price of Derivative Security
          (1)  $1.00 per share
          (2)  $2.5630
3.   Transaction Date (Month/Day/Year)
          N/A
4.   Transaction Code (Instruction 8)
          (1)  A
          (2)  P
5.   Number of Derivative Securities Acquired (A) or Disposed of
     (D)   (Instructions 3, 4 and 5):
     A.   Acquired (A):
     B.   Disposed of (D):
6.   Date of Exercisable and Expiration Date (Month/Day/Year)
          (1)  Options
               (A)  Date Exercisable    January 23, 1999
               (B)  Expiration Date     December 23, 2008
          (2)  Warrants
               (A)  Date Exercisable    On Demand
               (B)  Expiration Date     January 22, 2004
7.   Title and Amount of Underlying Securities (Instructions 3
     and 4)
     A.   Title                         (1)  Stock Options
                                        (2)  Warrants
     B.   Amount or Number of Shares    (1)  $1.00 per share
                                        (2)  $2.5630 per share
8.   Price of Derivative Security (Instruction 5)      N/A
9. Number of Derivative Securities Beneficially Owned at End of Year (Instruction 4)
          (1)  Options   15,000 shares
          (2)  Warrants  25,003 shares
10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instruction 4):
          Direct
11.  Nature of Indirect Beneficial Ownership (Instruction 4):
          N/A
Explanation of Responses:


                /s/
          James M. Rosel
Date:     February 11, 1999